

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 14, 2023

Leonardo George de Magalhães
Chief Officer for Finance and Investor Relations
Companhia Energética De Minas Gerais – Cemig
1200, Avenida Barbacena
Belo Horizonte
MG, Brazil CEP 30190-131

> **Re: Companhia Energética De Minas Gerais – Cemig**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Filed May 16, 2023**
> **File No. 001-15224**

Dear Leonardo George de Magalhães:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2022

Exhibits 13.1 and 13.2
Certification Pursuant to 18 U.S.C. Section 1350, page 1

1. We note that the certifications provided by your Chief Executive Officer and Chief Officer for Finance and Investor Relations at Exhibits 13.1 and 13.2 reference your Form 20-F for the fiscal year ended December 31, 2021, rather than your Form 20-F for the fiscal year ended December 31, 2022.

   Please file an amendment to your Form 20-F to provide the certifications required by Rule 13a-14(b) of Regulation 13A, applicable via Instruction 13 to Item 19 of Form 20-F. This should include the entire periodic report, an explanatory note and updated signature page.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robert Babula, Staff Accountant, at (202) 551-3339 with any questions

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation